FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

HIVE Digital Technologies Ltd. ("HIVE" or the "Company")

#128, 7900 Callaghan Road

San Antonio, Texas 78229

Item 2 Date of Material Change

August 25, 2025.

Item 3 News Release

The press release attached as Schedule "A" was released on August 25, 2025 by a newswire company in Canada.

Item 4 Summary of Material Change

The material change is described in the press release attached as Schedule "A".

Item 5 Full Description of Material Change

The material change is described in the press release attached as Schedule "A".

Item 6 Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Darcy Daubaras

Chief Financial Officer

T: 604-664-1078

Item 9 Date of Report

August 25, 2025.

Schedule "A"

HIVE Digital Technologies Crosses 16 EH/s, Marching Toward 25 EH/s as Expansion in
Paraguay Powers Forward

This news release constitutes a "designated news release for the purposes of the Company's amended and restated prospectus supplement dated May 14, 2025, to its short form base shelf prospectus dated September 11, 2024.

San Antonio, Texas--(Newsfile Corp. - August 25, 2025) - HIVE Digital Technologies Ltd. (TSXV: HIVE) (NASDAQ: HIVE) (FSE: YO0) (the "Company" or "HIVE"), a diversified multinational digital infrastructure company, today announced that it has surpassed 16 Exahash per second ("EH/s") of global Bitcoin mining hashrate, marking another major milestone in its journey toward 25 EH/s by U.S. Thanksgiving.

This progress has lifted HIVE's daily Bitcoin output above 8 BTC, doubling the Company's production from May of this year.

"Our rapid deployment in Paraguay is precision execution at scale and a true testament to the tenacity, velocity, and vision of our team," said Luke Rossy, HIVE's Chief Operating Officer.

Rossy continued, "With over 5 EH/s of next-generation Bitmain S21+ Hydro miners already energized in Phase 2 at Yguazú, and new machines arriving weekly, our team, under the phenomenal leadership of Country President of Paraguay Operations, Gabriel Lamas, is working around the clock to install new machines as quickly as they arrive."

Deployment will then begin at the Phase 3 Valenzuela site in September, the final stage of HIVE's fully funded path to 25 EH/s. At which point, HIVE's daily Bitcoin production is projected to reach 12 BTC per day (based on current Bitcoin network difficulty), with HIVE having a global fleet efficiency of approximately 17.5 J/TH, representing nearly 3% of global supply at current network difficulty. The Company's expansion demonstrates the benefits of scale and energy efficiency, with the latest generation ASICs allowing HIVE to improve unit economics by generating more hashrate per joule of energy consumed, realizing additional revenue without additional labor or corporate overhead.

"The team continues to be laser-focused on executing our ambitious growth strategy. After scaling from 6 EH/s to 16 EH/s so far this year, we expect to complete Phase 2 at Yguazu on schedule, and reach 18 EH/s in the coming weeks," added Aydin Kilic, President & CEO. "Clean, green, and funded by our operations, our purpose is clear: to build resilient, decentralized infrastructure that secures the future of Bitcoin while generating robust, lasting cash flow for our shareholders."

Bitcoin mining economics are straightforward. Miners can calculate the value of each incremental exahash with simple math based on the global network difficulty. At today's network Difficulty of 129T, one exahash generates approximately 0.50 BTC per day, including block rewards and transaction fees. This means that adding just 2 EH/s of new capacity translates into the addition of roughly 1.0 BTC per day. Similarly, in the previous epoch when Difficulty was 127T, one exahash generated approximately 0.51 BTC per day, including block rewards and transaction fees. This data is publicly available from Bitcoin block explorers, which make mining data available (https://www.blockchain.com/explorer/charts#mining%20information is one example). The daily revenue potential is a function of multiplying the amount of BTC mined per day by the then announced price of BTC. From that revenue, the analyst subtracts costs to determine mining margin. The costs associated with our mining operations are approximately 80-90% electricity, depending on the site. Cost factors that vary include staff, real estate costs, and operating and maintenance expenses. Electricity, our primary cost, varies by usage (mining) which means that it is tied to revenue.

This transparency is what makes the mining industry unique. Unlike many industry sectors where pricing power is uncertain or revenue forecasting is complex, Bitcoin miners know how each unit of computational power converts into economic output. The variables are public. They include the block reward, the level of network difficulty, the global hashrate and the market price of Bitcoin. Each exahash deployed represents a measurable contribution to daily Bitcoin production and revenue. With disciplined capital allocation and access to low-cost energy, miners can translate scaling into predictable cash flow. In short, Bitcoin mining economics are not a mystery-they are mathematically determined, with all data being available through the Bitcoin blockchain network statistics, widely available through many popular Bitcoin block explorers. In today's environment, every exahash matters. We strongly encourage investors in our industry to become familiar with the economic framework of Bitcoin mining. We especially encourage investors to examine our operating costs, as reflected in our quarterly and annual filings.

Once Phase 2 at the Yguazú site is fully complete in the coming weeks, HIVE expects to surpass 11.5 EH/s of capacity in Paraguay, with a global total operating hashrate of 18 EH/s, while improving global fleet efficiency to approximately 18.4 Joules per Terahash ("J/TH"). This energy efficiency is a measure of unit economics, representing how much energy the Company uses to produce one Terahash of Bitcoin compute. Because electricity is our primary cost, this indicator is central to understanding the profitability of HIVE's operations. With Bitcoin price at $113,000 and Difficulty at 129T, the Bitcoin network hash price is approximately $55 per PH/s per day, with a global fleet efficiency of 18.4 J/TH, and HIVE's mining margin after electrical costs* would be approximately 60%. One resource to reference Bitcoin hash price is the Bitcoin Hashprice Index (https://data.hashrateindex.com/network-data/bitcoin-hashprice-index).

* As used herein, "Mining Margin" is calculated by dividing the mining profit (revenue generated from mining activities minus power costs related to those activities) by the total revenue generated from mining activities and expressed as a percentage. In mining, the most significant expense is power costs, in this estimate we are assuming an average of 5 cents per KWHR for indicative purposes. "ARR", as a metric, represents revenue only, and does not represent profitability. ARR is presented here as a measure of growth. These non-GAAP measures should be read in conjunction with and should not be viewed as alternatives to or replacements for measures of operating results and liquidity presented in accordance with GAAP in HIVE's quarterly and annual financial statements. All financial projections reflect current market sentiment and public disclosures as of August 2025; actual outcomes may vary. Investors should conduct their own due diligence.

About HIVE Digital Technologies Ltd.

Founded in 2017, HIVE Digital Technologies Ltd. builds and operates sustainable blockchain and AI infrastructure data centers, powered exclusively by renewable hydroelectric energy. With a global footprint in Canada, Sweden, and Paraguay, HIVE is committed to operational excellence, green energy leadership, and scaling the future of digital finance and computing, while creating long-term value for its shareholders and host communities.

For more information, visit hivedigitaltech.com, or connect with us on:

X: https://x.com/HIVEDigitalTech

YouTube: https://www.youtube.com/@HIVEDigitalTech

Instagram: https://www.instagram.com/hivedigitaltechnologies/

LinkedIn: https://linkedin.com/company/hiveblockchain

On Behalf of HIVE Digital Technologies Ltd.

"Frank Holmes"

Executive Chairman

For further information, please contact:

Nathan Fast, Director of Marketing and Branding

Frank Holmes, Executive Chairman

Aydin Kilic, President & CEO

Tel: (604) 664-1078

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Forward-Looking Information

Except for the statements of historical fact, this news release contains "forward-looking information" within the meaning of the applicable Canadian and United States securities legislation and regulations that is based on expectations, estimates and projections as at the date of this news release. "Forward-looking information" in this news release includes but is not limited to: the construction of the Company's in Yguazú, Paraguay and its potential specifications and performance upon completion, the timing of it becoming operational; business goals and objectives of the Company; the acquisition, deployment and optimization of the mining fleet and equipment; the continued viability of its existing Bitcoin mining operations; the receipt of government consents; and other forward-looking information concerning the intentions, plans and future actions of the parties to the transactions described herein and the terms thereon.

Factors that could cause actual results to differ materially from those described in such forward looking information include, but are not limited to: the inability to complete the construction of the Paraguay acquisition on an economic and timely basis and achieve the desired operational performance; the ongoing support and cooperation of local authorities and the Government of Paraguay; the volatility of the digital currency market; the Company's ability to successfully mine digital currency; the Company may not be able to profitably liquidate its current digital currency inventory as required, or at all; a material decline in digital currency prices may have a significant negative impact on the Company's operations; the regulatory environment for cryptocurrency in Canada, the United States and the countries where our mining facilities are located; economic dependence on regulated terms of service and electricity rates; the speculative and competitive nature of the technology sector; dependency on continued growth in blockchain and cryptocurrency usage; lawsuits and other legal proceedings and challenges; government regulations; the global economic climate; dilution; future capital needs and uncertainty of additional financing, including the Company's ability to utilize the Company's ATM Program and the prices at which the Company may sell Common Shares in the ATM Program, as well as capital market conditions in general; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; the competitive nature of the industry; currency exchange risks; the need for the Company to manage its planned growth and expansion; the need for continued technology change; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the impact of energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates; protection of proprietary rights; the effect of government regulation and compliance on the Company and the industry; network security risks; the ability of the Company to maintain properly working systems; reliance on key personnel; global economic and financial market deterioration impeding access to capital or increasing the cost of capital; share dilution resulting from the ATM Program and from other equity issuances; the construction and operation of facilities may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of electricity for the purposes of cryptocurrency mining in the applicable jurisdictions; the inability to maintain reliable and economical sources of power for the Company to operate cryptocurrency mining assets; the risks of an increase in the Company's electricity costs, cost of natural gas, changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates and the adverse impact on the Company's profitability; the ability to complete current and future financings, any regulations or laws that will prevent the Company from operating its business; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; an inability to predict and counteract the effects of pandemics on the business of the Company, including but not limited to the effects of pandemics on the price of digital currencies, capital market conditions, restriction on labour and international travel and supply chains; and, the adoption or expansion of any regulation or lawthat will prevent the Company from operating its business, or make it more costly to do so; and other related risks as more fully set out in the Company's disclosure documents under the Company's filings at www.sec.gov/EDGAR and www.sedarplus.ca.

The forward-looking information in this news release reflects the Company's current expectations, assumptions, and/or beliefs based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about the Company's objectives, goals or future plans, the timing thereof and related matters. The Company has also assumed that no significant events will occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance, and accordingly, undue reliance should not be put on such information due to its inherent uncertainty. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of newinformation, future events or otherwise, other than as required by law.

To view the source version of this press release, please visit https://www.newsfilecorp.com/release/263712